 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

 (Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 9, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CHANGE OF COMPANY SECRETARY AND
AUTHORISED REPRESENTATIVE

The Board announces that with effect from 6 April 2012,

1.	Mr. Luo Zhuping has ceased to act as the Company Secretary and Authorised Representative of the Company; and

2.	Mr. Wang Jian and Mr. Ngai Wai Fung have been appointed as the Joint Company Secretaries, and Mr. Wang Jian has also been appointed as an Authorised Representative of the Company.

The board (the “Board”) of directors (the “Directors”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that, the Director, Mr. Luo Zhuping (“Mr. Luo”) has ceased to act as the company secretary of the Company (the “Company Secretary”) and has also ceased to act as an authorised representative of the Company (the “Authorised Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) with effect from 6 April 2012 due to other work arrangements.

Mr. Luo confirmed that he has no disagreement with the Board and he is not aware of any matters that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Luo for his honest and diligent performance of duties and contribution in the development of the corporate governance of the Company during his tenure of office as the Company Secretary.

JOINT COMPANY SECRETARIES

The Board announces that, on the thirteenth ordinary meeting of the Board held on 6 April 2012, Mr. Wang Jian(汪健先生)(“ Mr. Wang ”) and Mr. Ngai Wai Fung (魏偉峰先生) (“ Mr. Ngai ”) have been appointed as the joint company secretaries of the Company (the “Joint Company Secretaries”) with effect from 6 April 2012 and with the same term of office as the current 6th session of the Board.

In connection with the appointment of Mr. Wang as the Joint Company Secretary, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 3.28 of the Listing Rules for a period of three years, provided that Mr. Wang will be assisted by Mr. Ngai during the waiver period. At the end of the waiver period, the Company should notify the Stock Exchange and demonstrate to its satisfaction that Mr. Wang, having had the benefit of Mr. Ngai’s assistance for the waiver period, will have acquired the relevant experience under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary.

Particulars of Mr. Wang and Mr. Ngai, our newly appointed Joint Company Secretaries, are as follows:

Mr. Wang, aged 39, is currently a representative of the Company’s securities affairs and head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995. From June 2002 to February 2004, he was deputy head of the general manager’s office of the Company. From February 2004 to September 2006, he served as deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. From May 2009 to-date, he served as a representative of the Company’s securities affairs and head of the Board secretariat of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master’s degree in Business Administration (MBA) from East China University of Science and Technology and an Executive Master of Business Administration (EMBA) degree from Tsinghua University.

Mr. Ngai, aged 50, is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently the director and chief executive officer of SW Corporate Services Group Limited. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University, a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

AUTHORISED REPRESENTATIVE

The Board announces that, on the thirteenth ordinary meeting of the Board held on 6 April 2012, Mr. Wang has also been appointed as an Authorised Representative with effect from 6 April 2012.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

6 April 2012

– 3 –